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Exhibit 99.1

        Unless otherwise indicated or unless the context otherwise requires, the "Company" refers to Trina Solar Limited, its predecessor entities and its subsidiaries. "China" or "PRC" refers to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

Recent Developments

Solar Module Business

        During the six months ended June 30, 2014, the Company had total shipments of 1,501.3 MW, of which 172.5 MW were shipped to its own downstream power plants in China and the United Kingdom. This marked an increase of 44.4% compared to total shipments of 1,039.5 MW during the six months ended June 30, 2013. During the six months ended June 30, 2014, the Company's average selling price was $0.66 per watt, compared to $0.63 per watt during the first six months ended June 30, 2013.

        The following table sets forth the Company's manufacturing capacity and production output in MW equivalent of module production as of June 30, 2014 for each of its facilities:

Manufacturing Facility	Annual Manufacturing Capacity as of June 30, 2014(1)	Production Output for the Six Months Ended June 30, 2014(1)(2)	Estimated Maximum Annual Manufacturing Capacity as of December 31, 2014
Silicon ingots	2,000 MW	945 MW	2,200 MW
Silicon wafers	1,600 MW	773 MW	1,700 MW
Solar cells	2,700 MW	1,259 MW	3,000 MW
PV modules	3,600 MW	1,526 MW	3,800 MW

(1)
Approximate figures.

(2)
Includes modules produced but not shipped as of June 30, 2014.

        The Company anticipates that by the end of 2015 the Company's maximum annual manufacturing capacity will expand to 3,500 MW for solar cells and between 4,800 MW and 5,000 MW for PV modules.

        During the six months ended June 30, 2014, the Company's top five customers collectively accounted for 40.6% of its net sales and its largest customer contributed 15.1% of its net sales.

        The following table sets forth the Company's total net sales by geographical region, based on record country of sales, for the six months ended June 30, 2014:

	Six Months Ended June 30, 2014
Region	Total Net Sales	Percent
	(in thousands, except for percentages)
Europe
United Kingdom	$53,048	5.5%
Germany	15,532	1.6
Italy	1,466	0.2
Spain	2,554	0.3
Others	12,349	1.3

Europe Total	84,949	8.9
China	263,288	27.3
United States	328,101	34.0
Japan	214,090	22.2
Others	73,808	7.6

Total	$964,236	100.0%

        On June 3, 2014, the U.S. Department of Commerce, or Commerce, released its preliminary determination that certain solar product imports from China are benefitting from illegal government subsidies and therefore potentially subject to the imposition of countervailing duties. In that regard, effective June 10, 2014, the Company's products have been subject to a preliminary cash-deposit rate of 18.56% when imported into the United States, the lowest among the Chinese exporters. In addition, on July 25, 2014, Commerce released its preliminary determination that certain solar product imports from China are potentially subject to antidumping duties. In that regard, effective July 31, 2014, the Company's products have been subject to a preliminary cash-deposit rate of 26.33%, the lowest among the Chinese exporters. As a result of these preliminary determinations, the Company's products are subject to a combined deposit rate of 29.3% when imported into the United States, taking into account both the countervailing duties and the anti-dumping duties.

Solar Power Projects

        As of June 30, 2014, the Company had solar power projects with a total value of $219.4 million, including held-for-sales projects and self-owned and operated projects. The value of the Company's held-for-sales projects was approximately $49.1 million, mainly consisting of two solar power plants with a total capacity of 23.8 MW in the United Kingdom that were connected to the grid in April 2014. The value of the Company's self-owned and operated projects was $170.3 million, mainly consisting of a 16 MW solar power station in Greece, 14 MW of which has begun operations, a 2 MW solar power station in Italy and a 4 MW solar power station in the United States, each of which began generating revenues in 2013.

        During the six months ended June 30, 2014, the Company completed solar power projects with a total capacity of 23.8 MW in Europe. As of June 30, 2014, the Company had a total project pipeline of approximately 1,139 MW, including projects with approximate capacities of 963 MW in China, 129 MW in Europe, 37 MW in Japan and 10 MW in the Middle East.

        In the first quarter of 2014, the Company successfully sold its 50 MW solar power plant in Wuwei, Gansu Province to Huadian Fuxin Energy Corporation Limited. In August 2014, the Company acquired the project rights to a 49.9 MW ground-mounted PV power project in the United Kingdom from Good Energy Group PLC. This project has already received planning consent and construction commenced in

September 2014, with the site being expected to connect to the national grid in the first quarter of 2015. Also in August 2014, the Company entered into a share purchase agreement to acquire 90% of the equity interest in Yunnan Metallurgical New Energy, which currently has a 300 MW project under development in southern Yunnan Province. The Company is currently in the process of applying for registration of the share transfer with the Administration for Industry and Commerce.

Summary Consolidated Financial and Operating Data

        The following summary consolidated statement of operations data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from the Company's audited financial statements from its annual report on Form 20-F for the year ended December 31, 2013, or 2013 Annual Report. The selected consolidated balance sheet data as of December 31, 2011 have been derived from the Company's audited financial statements included in its annual report on Form 20-F for the year ended December 31, 2011.

        The following summary consolidated statement of operations data for the six months ended June 30, 2013 and 2014 and the summary consolidated balance sheet data as of June 30, 2014 have been derived from the Company's unaudited interim condensed consolidated financial statements. The Company's unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with that of its audited consolidated financial statements and include all normal and recurring adjustments that the Company considers necessary for a fair statement of its financial position and operating results for the applicable dates and periods presented.

        The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and "Item 5. Operating and Financial Review and Prospects" included in the Company's 2013 Annual Report. The Company's consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The Company's historical results do not necessarily indicate its results expected for any future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$2,047,902	$1,296,655	$1,774,971	$700,947	$964,236
Cost of goods sold	1,715,260	1,239,412	1,556,777	645,305	792,489

Gross profit	332,642	57,243	218,194	55,642	171,747
Operating expenses:
Selling expenses	100,427	118,885	132,824	61,747	58,461
General and administrative expenses	157,129	176,719	103,523	48,256	49,424
Research and development expenses	44,120	26,511	19,926	9,560	9,918

Total operating expenses	301,676	322,115	256,273	119,563	117,803
Income (loss) from operations	30,966	(264,872)	(38,079)	(63,921)	53,944
Foreign exchange (loss) gain	(27,435)	908	(13,576)	(22,689)	3,743
Interest expense	(35,021)	(51,887)	(48,445)	(26,115)	(17,909)
Interest income	3,056	8,552	3,958	1,853	1,124
Derivatives (loss) gain	(11,393)	8,542	2,180	1,530	353
Other income, net	9,317	6,797	8,696	4,973	4,101

Income (loss) before income taxes	(30,510)	(291,960)	(85,266)	(104,369)	45,356
Income tax (expense) benefit	(7,310)	25,405	13,030	6,978	(8,579)

Net (loss) income	(37,820)	(266,555)	(72,236)	(97,391)	36,777
Net loss attributable to the noncontrolling interests	— (1)	— (1)	210	— (1)	459

Net (loss) income attributable to Trina Solar Limited Shareholders	$(37,820)	$(266,555)	$(72,026)	$(97,391)	$37,236

(Loss) Earnings per ordinary share:
Basic	$(0.01)	$(0.08)	$(0.02)	$(0.03)	$0.01
Diluted	$(0.01)	$(0.08)	$(0.02)	$(0.03)	$0.01
(Loss) Earnings per ADS:
Basic	$(0.54)	$(3.77)	$(1.01)	$(1.37)	$0.52
Diluted	$(0.54)	$(3.77)	$(1.01)	$(1.37)	$0.50
Weighted average ordinary shares outstanding:
Basic	3,521,182,416	3,534,829,694	3,553,552,756	3,541,545,043	3,613,859,330
Diluted	3,521,182,416	3,534,829,694	3,553,552,756	3,541,545,043	3,728,220,976
Weighted average ADS outstanding:
Basic	70,423,648	70,696,594	71,071,055	70,830,901	72,277,187
Diluted	70,423,648	70,696,594	71,071,055	70,830,901	74,564,420
Consolidated Financial Data
Gross margin(2)	16.2%	4.4%	12.3%	7.9%	17.8%
Net margin(3)	(1.8)%	(20.6)%	(4.1)%	(13.9%)	3.8%
Consolidated Operating Data
PV modules shipped (in MW)	1,512.0	1,594.0	2,584.3	1,039.5	1,501.3 (4)
Average selling price ($/W)	$1.33	$0.78	$0.64	$0.63	$0.66

(1)
The amount of net loss attributable to the noncontrolling interest is less than one thousand for the years ended December 31, 2011 and 2012 and for the six months ended June 30, 2013.

(2)
Gross margin represents the result of gross profit divided by net sales.

(3)
Net margin represents the result of net (loss) income divided by net sales.

(4)
Including 172.5 MW shipments to the Company's internal downstream power plants in China and the United Kingdom.

	As of December 31,			As of June 30,
	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$816,780	$807,276	$486,686	$452,156
Restricted cash	79,602	110,920	74,720	110,517
Inventories	249,779	318,504	244,532	451,218
Accounts receivable, net	466,537	390,157	435,092	457,812
Total current assets	1,768,722	1,765,487	1,521,701	1,710,622
Property, plant and equipment, net	919,727	893,340	889,752	1,019,506
Total assets	2,877,448	2,864,857	2,567,229	2,880,135
Short-term borrowings and current portion of long-term borrowings	389,472	875,821	935,590	669,472
Accounts payable	472,092	423,985	461,148	712,804
Total current liabilities	1,007,435	1,479,155	1,540,543	1,559,718
Accrued warranty costs	58,810	65,780	81,743	89,977
Long-term borrowings, excluding current portion	520,151	415,150	100,502	105,223
Convertible senior notes due 2019	—	—	—	172,500
Total equity	1,145,325	881,785	822,479	932,516
Total liabilities and equity	$2,877,448	$2,864,857	$2,567,229	$2,880,135

Non-GAAP Measures

        The Company believes that earnings before interest expense, interest income, income tax benefit (expense), and depreciation and amortization, or EBITDA, is a useful financial metric to assess its operating and financial performance. In addition, the Company believes that EBITDA is widely used by other companies in its industry and may be used by investors as a measure of the Company's financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that its future results will be unaffected by other charges and gains that the Company considers to be outside the ordinary course of its business.

        The term EBITDA is not defined under U.S. GAAP, and EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the Company's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. The use of EBITDA has material limitations as an analytical tool, as EBITDA does not include all items that impact the Company's net loss or income for the period. In addition, the Company's EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as the Company does.

        A reconciliation of net (loss) income which is the most directly comparable U.S. GAAP measure, to EBITDA is provided below:

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
	(in thousands)
Net (loss) income	$(37,820)	$(266,555)	$(72,236)	$(97,391)	$36,777
Interest expense	35,021	51,887	48,445	26,115	17,909
Interest income	(3,056)	(8,552)	(3,958)	(1,853)	(1,124)
Income tax (benefit) expense	7,310	(25,405)	(13,030)	(6,978)	8,579
Depreciation and amortization	69,837	111,108	116,788	68,480	58,689

EBITDA (Non-GAAP)	$71,292	$(137,517)	$76,009	$(11,627)	$120,830

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        The following table sets forth a summary, for the periods indicated, of the Company's consolidated results of operations and each item expressed as a percentage of the Company's total net sales. The Company's historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2013	%	2014	%
	(in thousands, except for share, per share, ADS, per ADS, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$700,947	100.0%	$964,236	100.0%
Cost of goods sold	645,305	92.1	792,489	82.2

Gross profit	55,642	7.9	171,747	17.8
Operating expenses:
Selling expenses	61,747	8.8	58,461	6.1
General and administrative expenses	48,256	6.9	49,424	5.1
Research and development expenses	9,560	1.4	9,918	1.0

Total operating expenses	119,563	17.1	117,803	12.2
(Loss) income from operations	(63,921)	(9.1)	53,944	5.6
Foreign exchange (loss) gain	(22,689)	(3.2)	3,743	0.4
Interest expense	(26,115)	(3.7)	(17,909)	(1.9)
Interest income	1,853	0.3	1,124	0.1
Derivatives gain	1,530	0.2	353	0.0
Other income, net	4,973	0.7	4,101	0.4

(Loss) income before income taxes	(104,369)	(14.9)	45,356	4.7
Income tax benefit (expense)	6,978	1.0	(8,579)	(0.9)

Net (loss) income	(97,391)	(13.9)	36,777	3.8
Net loss attributable to the non-controlling interests	— (1)	—	459	0.1

Net (loss) income attributable to Trina Solar Limited shareholders	$(97,391)	(13.9%)	$37,236	3.9%

(Loss) earnings per ordinary share:
Basic	$(0.03)		$0.01
Diluted	$(0.03)		$0.01
(Loss) earnings per ADS:
Basic	$(1.37)		$0.52
Diluted	$(1.37)		$0.50
Weighted average ordinary shares outstanding:
Basic	3,541,545,043		3,613,859,330
Diluted	3,541,545,043		3,728,220,976
Weighted average ADS outstanding:
Basic	70,830,901		72,277,187
Diluted	70,830,901		74,564,420
Consolidated Financial Data
Gross margin(2)		7.9%		17.8%
Net margin(3)		(13.9%)		3.8%
Consolidated Operating Data
PV modules shipped (in MW)	1,039.5		1,501.3 (4)
Average selling price ($/W)	$0.63		$0.66

(1)
The amount of net loss attributable to the noncontrolling interest is less than one thousand for the six months ended June 30, 2014.

(2)
Gross margin represents the result of gross profit divided by net sales.

(3)
Net margin represents the result of net (loss) income divided by net sales.

(4)
Including 172.5 MW shipments to the Company's internal downstream power plants in China and the United Kingdom.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

        Net Sales.    The Company's total net sales increased by $263.3 million, or 37.6%, from $700.9 million for the six months ended June 30, 2013 to $964.2 million for the six months ended June 30, 2014. This increase was primarily due to (i) increased shipments, from 1,039.5 MW for the six months ended June 30, 2013 to 1,328.8 MW for the six months ended June 30, 2014, excluding 172.5 MW of internal shipments to the Company's own downstream power plants in China and the United Kingdom for which the Company did not recognize any net sales under U.S. GAAP. Total PV modules shipments increased by 44.4% from 1,039.5 MW for the six months ended June 30, 2013 to 1,501.3 MW for the six months ended June 30, 2014 and (ii) an increase in average selling price of the Company's PV modules from $0.63 per watt for the six months ended June 30, 2013 to $0.66 per watt for the six months ended June 30, 2014. The increase in the shipments was primarily due to growing demand from key geographical regions, particularly in China, Japan and the United States. The year-over-year increase in the average selling price was primarily due to increased sales to countries with higher average selling price.

        Cost of Goods Sold.    The Company's cost of goods sold increased by $147.2 million, or 22.8%, from $645.3 million for the six months ended June 30, 2013 to $792.5 million for the six months ended June 30, 2014, primarily due to increased shipments, offset by improvements in operating efficiency made possible by the Company's proprietary technology and business scale. As a percentage of its total net sales, the Company's cost of goods sold decreased from 92.1% to 82.2% during these periods.

        Gross Profit.    As a result of the foregoing, the Company's gross profit increased by $116.1 million, from $55.6 million for the six months ended June 30, 2013 to $171.7 million for the six months ended June 30, 2014. The Company's gross margin increased from 7.9% to 17.8% during these periods, primarily due to an increase in average selling price and a reduction in manufacturing cost per watt as the Company improved its operating efficiency. The one-off sale of the Company's 50 MW solar power plant in Wuwei, Gansu Province also contributed to the increase in gross margin.

        Operating Expenses.    The Company's operating expenses decreased by $1.8 million, or 1.5%, from $119.6 million for the six months ended June 30, 2013 to $117.8 million for the six months ended June 30, 2014. The decrease in operating expenses was due largely to a $3.2 million decrease in selling expenses, offset by slight increases in general and administrative expenses and research and development expenses. As a percentage of total net sales, operating expenses decreased from 17.1% for the six months ended June 30, 2013 to 12.2% for the six months ended June 30, 2014.

        Selling Expenses.    The Company's selling expenses decreased by $3.2 million, or 5.2%, from $61.7 million for the six months ended June 30, 2013 to $58.5 million for the six months ended June 30, 2014. Selling expenses as a percentage of net sales decreased from 8.8% for the six months ended June 30, 2013 to 6.1% for the six months ended June 30, 2014, primarily due to the increase in net sales.

        General and Administrative Expenses.    The Company's general and administrative expenses increased by $1.1 million, or 2.3%, from $48.3 million for the six months ended June 30, 2013 to $49.4 million for the six months ended June 30, 2014. The increase in general and administrative expenses for the six months ended June 30, 2014 was mainly due to increased personnel costs. General and administrative expenses as a percentage of net sales decreased from 6.9% for the six months ended June 30, 2013 to 5.1% for the six months ended June 30, 2014, primarily due to the increase in net sales.

        Research and Development Expenses.    The Company's research and development expenses increased by $0.3 million, or 3.1%, from $9.6 million for the six months ended June 30, 2013 to $9.9 million for the six months ended June 30, 2014. Research and development expenses as a percentage of net sales decreased marginally from 1.4% for the six months ended June 30, 2013 to 1.0% for the six months ended June 30, 2014. The Company's research and development expenses remained constant for the six months ended June 30, 2014 compared with that for the same period in 2013.

        Foreign Exchange Gain (Loss).    The Company had a foreign exchange gain of $3.7 million for the six months ended June 30, 2014, compared to a foreign exchange loss of $22.7 million for the six months ended June 30, 2013. The foreign exchange gain for the six months ended June 30, 2014 resulted from the appreciation of the Japanese Yen and depreciation of the Renminbi.

        Interest Expenses, Net.    The Company's interest expenses, net, were $24.3 million and $16.8 million for the six months ended June 30, 2013 and 2014, respectively. The Company's interest expenses decreased from $26.1 million for the six months ended June 30, 2013 to $17.9 million for the six months ended June 30, 2014, primary due to the decreased average loan balance. Interest income decreased from $1.9 million to $1.1 million as a result of the reduction in cash and restricted cash balance with the repayment of loans.

        Derivative Gain (Loss).    For the six months ended June 30, 2014, the Company had a derivatives gain of $0.4 million, compared to a derivatives gain of $1.5 million for the six months ended June 30, 2013. The derivative gain for the six months ended June 30, 2014 was primarily due to changes in the value of the foreign currency forward contracts between the Euro and the U.S. dollar and the Renminbi and the U.S. dollar used to mitigate the effects of exchange rate volatility.

        Income Tax (Expense) Benefit.    The Company's income tax expense was $8.6 million for the six months ended June 30, 2014 compared with income tax benefit of $7.0 million for the six months ended June 30, 2013. The Company's income before income tax was $45.4 million for the six months ended June 30, 2014 compared with the Company's loss before income tax of $104.4 million for the six months ended June 30, 2013. The Company's effective income tax rate was an expense of 18.9% for the six months ended June 30, 2014 and a benefit of 6.7% for the six months ended June 30, 2013. The Company's effective income tax rate for the six months ended June 30, 2014 was lower than the PRC statutory enterprise income tax rate of 25%, primarily due to tax rate differential for entities in non-PRC jurisdictions and the preferential tax rate enjoyed by one of the Company's PRC subsidiaries.

        Net Income (Loss).    As a result of the foregoing, the Company had a net income of $36.8 million for the six months ended June 30, 2014, compared to a net loss of $97.4 million for the six months ended June 30, 2013. The Company's net margin was 3.8% for the six months ended June 30, 2014, compared to negative 13.9% for the six months ended June 30, 2013.

Liquidity and Capital Resources

        The Company finances its operations primarily through short-term and long-term borrowings, proceeds from public offerings, including its convertible senior notes offering in July 2008, follow-on offerings of ADSs in July 2009 and March 2010, concurrent offering of ADSs and convertible senior notes in June 2014, these concurrent offerings of ADSs and convertible senior notes, and the cash generated from operations. The Company believes that its current cash and cash equivalents, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term and long-term borrowings will be sufficient to meet its anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least throughout the next 12 months. If the Company is unable to obtain sufficient funding for any reason, including the inability to renew its short-term and long-term borrowings, the Company may need to curtail its operations or postpone portions of its planned capital expenditures. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that the Company may decide to pursue. If the Company's existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity or debt securities or borrow additional loans from banks. However, the Company cannot assure you that financing will be available in the amounts the Company needs or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the Company's earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company's operations and its ability to pay dividends to the Company's shareholders.

        As of June 30, 2014, the Company had $452.2 million in cash and cash equivalents, $110.5 million in restricted cash, $774.7 million in outstanding borrowings, and $172.5 million convertible senior notes due 2019. The Company's cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less. The Company's treasury policy requires cash and cash equivalents, restricted cash and investments to be placed with banks and other financial institutions. The Company plans to use the cash available as of June 30, 2014, for potential future capital expenditures, including the maintenance and enhancement of existing facilities, to further increase production capacity, potential downstream investments, and for working capital and other day-to-day operating purposes.

        The Company's bank borrowing facilities include both short-term and long-term bank borrowings. The Company had total bank borrowing facilities of $990.2 million with various banks, of which $215.5 million was unused as of June 30, 2014. The Company has historically successfully renewed or rolled over the majority of its short-term bank borrowings upon maturity. In addition to bank borrowing facilities, as of June 30, 2014, the Company also had facilities for trade financing in the amount of $692.8 million, of which $563.8 million was unused. On July 15, 2013, the Company redeemed all outstanding convertible senior notes due 2013, together with all accrued but unpaid interest. As of June 30, 2014, the Company had $172.5 million in principal amount of 3.5% convertible senior notes due 2019. For details on the Company's borrowings, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Borrowings" included in the Company's 2013 Annual Report.

        The Company had short-term borrowings, excluding the current portion of long-term borrowings, of $601.9 million as of June 30, 2014. The average interest rate on short-term borrowings was 4% per annum for the six months ended June 30, 2014. As of June 30, 2014, certain of the Company's short-term loans were secured by its plant and machinery with a carrying value of $151.8 million.

        The Company had current portion of long-term borrowings of $67.6 million and long-term borrowings, excluding current portion, of $105.2 million as of June 30, 2014. Certain of the Company's long-term borrowings contain restrictive covenants, and as of the date of this current report on Form 6-K, the Company is in compliance with these covenants.

        On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd. entered into a 15-year credit facility with China Development Bank, or the TLO CDB Facility, in the amount of €20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of June 30, 2014, the Company had drawn down and had an outstanding balance of €17.0 million ($23.2 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points. The TLO CDB Facility is guaranteed by the Company and contains a coverage ratio financial covenant.

        In June 2014, the Company issued $172.5 million in aggregate principal amount of 3.5% convertible senior notes due 2019. The notes can be converted into the Company's ADSs at the option of the holders, based on an initial conversion rate of 69.9301 of the Company's ADSs per $1,000 principal amount of notes (equivalent to an initial conversion price of $14.30 per ADS). Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on June 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to

100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. The notes will bear interest at a rate of 3.5% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2014. The notes will mature on June 15, 2019, unless previously repurchased or converted in accordance with their terms.

        The Company has historically been able to repay its total borrowings as they became due, mostly from cash from operations or proceeds from additional short-term and long-term borrowings, or renew the loans upon maturity. The Company may also seek additional debt or equity financing to repay the remaining portion of its borrowings. As the Company continues to ramp-up its current and planned operations in order to further its vertical integration and expansion strategies, the Company also expects to generate cash from its expanded operations to repay a portion of its borrowings.

        In the past, the Company has had significant working capital commitments for purchases of polysilicon and wafers. The Company's prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of June 30, 2014, the Company had advances to suppliers, net of current portion, of $35.0 million, compared to $41.9 million as of December 31, 2013. The Company also had the current portion of advances to suppliers of $58.8 million as of June 30, 2014, compared to $68.3 million as of December 31, 2013. The Company generally makes prepayments without receiving collateral. As a result, the Company's claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, the Company expects its advances to suppliers to decline further with the continuing improvement of polysilicon market, offset by greater volume purchases of other raw materials as the Company expands its manufacturing capacity.

        The Company plans to build new facilities to increase its annualized manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,600 MW, 2,700 MW and 3, 600 MW as of June 30, 2014 to 2,200 MW, 1,700 MW, 3,000 MW, and 3,800 MW as of December 31, 2014, respectively. The Company plans to incur capital expenditures of up to $54.7 million during the second half of 2014 to achieve the above expansion plans. See "—Capital Expenditures."

Cash Flows and Working Capital

        The following table sets forth a summary of the Company's cash flows for the periods indicated:

	Six Months Ended June 30,
	2013	2014
	(in thousands)
Net cash (used in) provided by operating activities	$(75,154)	$145,602
Net cash provided by (used in) investing activities	7,764	(174,113)
Net cash used in financing activities	(197,431)	(2,981)
Effect of exchange rate changes	4,361	(3,038)

Net change in cash and cash equivalents	(260,460)	(34,530)
Cash and cash equivalents at the beginning of the period	807,276	486,686

Cash and cash equivalents at the end of the period	$546,816	$452,156

Operating Activities

        Net cash provided by operating activities amounted to $145.6 million in the six months ended June 30, 2014, compared to net cash used in operating activities of $75.2 million for the same period in 2013. The net cash provided by operating activities in the six months ended June 30, 2014 was primarily due to improvement in the Company's profitability, and maximizing its usage of credit and the credit periods offered by suppliers, partly offset by an increase in inventory balance.

Investing Activities

        Net cash used in investing activities amounted to $174.1 million in the six months ended June 30, 2014, compared to net cash provided by investing activities of $7.8 million for the same period in 2013. The net cash used in investing activities in the six months ended June 30, 2014 was primarily as a result of capital expenditures for property, plant and equipment of $141.4 million for investment in the Company's self-owned and operated solar power projects and the manufacturing capacity ramp-up and technological upgrades.

Financing Activities

        Net cash used in financing activities amounted to $3.0 million in the six months ended June 30, 2014, compared to $197.4 million for the same period in 2013. The net cash used in financing activities in the six months ended June 30, 2014 was primarily used to repay $786.4 million in bank borrowings (short-term and long-term), offset in part by proceeds of $557.6 million from bank borrowings (short-term and long-term), proceeds of $115.0 million from the issuance of convertible senior notes after deducting debt issuance costs and premium payments for the call options, and proceeds of $106.2 million from the issuance of the Company's ADSs after deducting the issuance costs.

Capital Expenditures

        The Company had capital expenditures of $141.4 million for the six months ended June 30, 2014. The Company's capital expenditures were historically used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. The Company plans to build or acquire new facilities to increase its annual manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,600 MW, 2,700 MW and 3, 600 MW as of June 30, 2014 to 2,200 MW, 1,700 MW, 3,000 MW, and 3,800 MW as of December 31, 2014, respectively. The Company plans to incur capital expenditures of up to $54.7 million to achieve the above expansion during the second half of 2014. In the first half of 2014, the Company incurred $101.2 million in capital expenditures related to its downstream solar power projects and the Company expects to incur an additional $370.0 million relating to such projects during the second half of 2014.

Off-Balance Sheet Arrangements

        Other than the Company's purchase obligations for raw materials and equipment, the Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Except for a series of forward foreign currency exchange contracts entered into with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable, the Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholders' equity, or that are not reflected in its consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to you and other investors.

Contractual Obligations and Commercial Commitments

        The following table sets forth the Company's contractual obligations and commercial commitments as of June 30, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$192,162	$72,682	$83,436	$4,281	$31,763
Short-term borrowings(2)	614,638	614,638	—	—	—
Convertible Senior Notes(3)	202,688	6,038	12,075	184,575	—
Operating lease commitments	2,900	1,568	1,332	—	—
Purchase Obligations(4)	324,337	168,848	73,634	66,069	15,786

Total	$1,336,725	$863,774	$170,477	$254,925	$47,549

(1)
Includes interests that are derived using an average rate of 3.97% per annum for long-term borrowings.

(2)
Includes interests that are derived using an average rate of 4.00% per annum for short-term borrowings.

(3)
Includes interests that are derived using the coupon rate of 3.5% per annum for convertible senior notes. The convertible senior notes will mature on June 15, 2019 and the holders may require the Company to early redeem the convertible senior notes on June 15, 2017.

(4)
Consists of construction services, raw material, equipment and land use right purchase commitments. The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which the Company is committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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  Exhibit 99.1